[Ebix, Inc.]

June 29, 2011

VIA EDGAR

Stephen Krikorian

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Ebix, Inc.

Form 10-K for the fiscal year ended December 31, 2011

Filed March 15, 2012

Form 10-Q for the quarterly period ended March 31, 2012

Filed May 10, 2012

File No. 000-15946

Dear Mr. Krikorian:

We are in receipt of your letter dated June 14, 2012 regarding Ebix’s Form 10-K for December 31, 2011 filed on March 15, 2012, and its Form 10-Q for the period ended on March 31, 2012, filed on May 10, 2012. We are diligently in the process of preparing thorough responses to this comment letter. We anticipate that we will have all responses to your comments completed and submitted on or before by Thursday, July 5, 2012 and certainly within the next 10 business days.

Should you have any additional questions or comments, please do not hesitate to contact the undersigned at 678-281-2028 or at the address indicated above.

Sincerely,

/s/ Robert F. Kerris
Robert F. Kerris
Chief Financial Officer

cc:	Mr. Robin Raina

Mr. Charles M. Harrell, Jr.